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                                  Exhibit 99.1



April 1, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


Ladies and Gentlemen,

Pursuant to Temporary Note 3T to Article 3 of Regulations S-X, we have obtained a letter of representation from Arthur Andersen LLP (Andersen), our independent public accountant, that its audit of our consolidated financial statements as of December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct relevant portions of the audit.


PINNACLE ENTERTAINMENT, INC.

/s/ Mr. Bruce C. Hinckley
Senior Vice President,
Chief Financial Officer and Treasurer